 U.S. Energy Corp.

4643 S. Ulster Street, Suite 970

Denver, Colorado 80237

VIA EDGAR

September 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen,

   Anuja A. Majmudar

   Re:     U.S. Energy Corp.

Withdrawal of Registration Statement on Form S-3, S-3/A

Filed February 3, 2017 and August 21, 2017

File No. 333-215887

Dear Ms. Nguyen and Ms. Majmudar:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Act”), U.S. Energy Corp. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-3, and Form S-3/A (File No. 333-215887), originally filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2017 and August 21, 2017 respectively, together with all amendments and exhibits thereto (the “Registration Statement”).

The Registration Statement has not been declared effective, and no securities of the Registrant have been sold under the Registration Statement. The Registration Statement was filed in accordance with the Registrant’s contractual obligation to file and seek effectiveness of a registration statement covering the resale by Hudson Bay Master Fund Ltd., and CVI Investments, Inc., the selling stockholders identified in the Registration Statement (the “Selling Shareholders”), of shares of the Registrant’s common stock issuable upon exercise of warrants. The Company was advised by the Commission to refile the Registration Statement on Form S-1. Accordingly, the Company has filed a registration statement on Form S-1. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions regarding the foregoing, please do not hesitate to contact David Veltri, President and Chief Executive Officer of the Registrant, at 303-993-3200.

Sincerely,

U.S. ENERGY CORP.

By:	/s/ David Veltri
Name:	David Veltri
Title:	President and Chief Executive Officer